Exhibit 99.3

Annual General Meeting in Forward Pharma A/S

The annual general meeting in Forward Pharma A/S will be held on Wednesday 30 May 2018 at 2.00 pm (CET) at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

Request for admission card

Access to the annual general meeting is conditional on the shareholder having requested an admission card by Friday 25 May 2018 end of day (CET).

Admission cards for the annual general meeting may be obtained by:

-	contacting Forward Pharma A/S by phone +45 33 44 42 42, or
-	returning this request for admission card form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Please tick the relevant box(es):

☐	I/we will attend the annual general meeting and hereby order an admission card

☐	I/we will attend with advisor:

____________________________________

Name of advisor (please use CAPITAL LETTERS)

Further information on the general meeting is available on www.forward-pharma.com à ‘Investors’, including notice convening the general meeting, agenda, the complete proposals and the audited annual report.

Date: ____________ 2018

On behalf of: ___________________

Name: Title:	Name: Title:

If you wish to give proxy or vote by correspondence, please complete the proxy/voting by correspondence form. Please remember to sign and date the form.